September 17, 2007

Securities and Exchange Commission	Via EDGAR

100 F Street, N.E.

Washington, D.C. 20549

Re:	ASAlliances Biofuels, LLC
Registration Statement on Form S-1
(Registration No. 333-137356)

Ladies and Gentlemen:

ASAlliances Biofuels, LLC (the “Company”) hereby applies pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw the above-referenced Registration Statement filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 15, 2006, as thereafter amended. The Company has engaged in a transaction whereby it has divested its operating assets and it is therefore not feasible to proceed with the registration and sale of its securities. No securities have been offered or sold pursuant to the Registration Statement, nor has the Company or its underwriters circulated preliminary prospectuses in connection with the proposed offering or otherwise engaged in active marketing of the securities.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact Douglass M. Rayburn of Baker Botts, L.L.P., the Company’s legal counsel, at (214) 953-6634.

Very truly yours, ASALLIANCES BIOFUELS, LLC

By:	/s/ Kevin W. Kuykendall
Kevin W. Kuykendall Manager